UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Amendment No. 2

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Veritex Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

923451108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 923451108	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SunTx Veritex Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 923451108	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SunTx Capital Partners II GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% **
12	TYPE OF REPORTING PERSON* PN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 923451108	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SunTx Capital II Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% **
12	TYPE OF REPORTING PERSON* CO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 923451108	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ned N. Fleming, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 875
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 875
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 2 to the Schedule 13G (this “Amendment No. 2”) is being filed to update the information set forth in the initial Schedule 13G filed with the Securities and Exchange Commission on February 17, 2015, as subsequently amended and restated as of February 13, 2017 pursuant to Amendment No. 1 to the Schedule 13G (together, the “Original Schedule 13G” and, together with this Amendment No. 2, the “Schedule 13G”). This Amendment No. 2 is filed on behalf of SunTx Veritex Holdings, LP, SunTx Capital Partners II GP, LP, SunTx Capital II Management Corp. and Ned N. Fleming III relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Veritex Holdings, Inc., a Texas corporation (the “Issuer”). The Original Schedule 13G is hereby amended and restated to read as follows:

Item 1(a)	Name of Issuer.

Veritex Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

8214 Westchester Drive, Suite 400

Dallas, Texas 75225

Item 2(a)-(c) Name of Person Filing.

Address of Principal Business Office, or, if none, Residence.

Place of Organization.

This Schedule 13G is jointly filed by:

(i) SunTx Veritex Holdings, LP (the “Fund”), a Delaware limited partnership;

(ii) SunTx Capital Partners II GP, LP (the “Fund GP”), a Texas limited partnership and the general partner of the Fund, with respect to the Common Stock held by the Fund;

(iii) SunTx Capital II Management Corp. (the “Fund GP Corp”), a Texas corporation and the general partner of the Fund’s general partner and the investment manager to the Fund, with respect to the Common Stock held by the Fund;

(iv) Ned N. Fleming, III, a United States citizen and director of Fund GP Corp, with respect to the Common Stock held by the Fund and him individually.

The persons identified in (i) through (iv) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The principal place of business for each of the Reporting Persons is 5420 LBJ Freeway, Suite 1000, Dallas, Texas 75240.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number.

923451108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a.

Not applicable

Item 4	Ownership.

(a)-(b) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person	Number of Shares of Common Stock	Total Number of Shares of Common Stock	Percentage of Class
Fund	0	0	0.0%
Fund GP	0	0	0.0%
Fund GP Corp	0	0	0.0%
Ned N. Fleming, III	875	875	0.0%

The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based upon 22,648,718 shares of Common Stock outstanding as of October 25, 2017, as reported in the Issuer’s 10-Q filed on October 26, 2017.

(c) Ned N. Fleming, III has the sole right to vote and dispose of the shares of Common Stock held by him individually.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

SUNTX VERITEX HOLDINGS, LP

By:	SunTx Capital Partners II GP, LP,
its general partner

By:	SunTx Capital II Management Corp.,
its general partner

By:	/s/ Ned N. Fleming, III
Ned N. Fleming, III, President

SUNTX CAPITAL PARTNERS II GP, LP

By:	SunTx Capital II Management Corp.,
its general partner

By:	/s/ Ned N. Fleming, III
Ned N. Fleming, III, President

SUNTX CAPITAL II MANAGEMENT CORP.

By:	/s/ Ned N. Fleming, III
Ned N. Fleming, III, President

/s/ Ned N. Fleming, III
Ned N. Fleming, III